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                                                                      EXHIBIT 27

                                                                     ALLIED LIFE


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News Release-
FOR IMMEDIATE RELEASE        CONTACT: Abernathy MacGregor Frank (212) 371-5999
                                      Joele Frank/Dan Katcher
                             INTERNET ADDRESS: http://www.cfonews.com/alfc

       ALLIED Life Financial Corporation Announces Intention To Recommend
                          Transaction With Nationwide

Des Moines, Iowa, June 3, 1998 --- ALLIED Life Financial Corporation (NASDAQ:
ALFC) announced that Nationwide Mutual Insurance Company ("Nationwide") has publicly stated its willingness to acquire all of the outstanding shares of common stock held by the public shareholders of ALLIED Life Financial Corporation ("ALFC") for $30 per share in cash. ALFC's Board of Directors met on June 2, 1998 and determined that it is in principle prepared to recommend such a transaction subject to among other things, completion of definitive documentation and various other conditions, including approval by the respective Boards of each party, delivery of a fairness opinion by Fox-Pitt, Kelton Inc., the financial advisor to the Coordinating Committee of the Board which was appointed to review the transaction, regulatory approvals and approval by ALFC's shareholders, if required. The transaction would likely be structured as a tender offer of all of the outstanding shares of common stock of ALFC, to be followed by a second-stage merger of a subsidiary of Nationwide with and into ALFC.

The proposed transaction was recommended to the Board of ALFC by a committee of directors who are not affiliated with ALLIED Group, Inc. or ALLIED Mutual Insurance Company, the parent company of ALFC.

ALFC is a holding company that, through its principal subsidiary, ALLIED Life Insurance Company, underwrites, markets, and distributes life insurance and annuity products in the United States. Company financial information is on the Internet at http://www.cfonews.com/alfc.